Exhibit 12

	Rural Cellular Corporation, Inc.
	Computation of Ratio of Earnings to Fixed Charges
	(Dollars in thousands)
	Years ended December 31,					Six months ended
	2003	2002	2001	2000	1999	June 30, 2004
Earnings (loss)
Pretax income (loss)	$(11,205)	21,162	(49,212)	(39,253)	4,887	$(8,751)
Add back: fixed charges as disclosed below	138,600	113,502	132,027	89,943	27,846	88,064
Less: capitalized interest	(204)	—	—	(420)	(97)	(730)

Earnings (loss) as adjusted	127,191	134,664	82,815	50,270	32,636	78,583
Computation of fixed charges
Interest expense	135,346	110,597	129,260	87,590	26,649	85,809
Capitalized interest	204	—	—	420	97	730
Portion of rent expense representative of interest factor	3,050	2,905	2,767	1,933	1,100	1,525

Total fixed charges	138,600	113,502	132,027	89,943	27,846	88,064
Earnings (deficiency) to fixed charges	(11,409)	21,162	(49,212)	(39,673)	4,790	(9,481)
Ratio of earnings to fixed charges	—	1.19X	—	—	1.17X	—

•	Fixed charges consist of all interest, whether expensed or capitalized, amortization of debt costs, and the portion of rent expense representing interest.

•	Earnings consist of income before income tax, extraordinary item, cumulative effect adjustment, and preferred stock dividends plus fixed charges reduced by capitalized interest.

•	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings.